Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

US Airways Group, Inc. Annual Meeting of Shareholders July 12, 2013

Important Information for Investors and Stockholders Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above. U.S AIRWAYS

Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. U.S AIRWAYS

Overview • Nearly eight years since shareholders approved America West / US Airways merger • Merger was extremely successful – Allowed combined airlines to withstand an environment neither could have independently – Created value for investors, consumers, communities and employees • Convening today to obtain shareholder approval for merger of US Airways and American – Merger offers substantial benefits for all stakeholders – US Airways Board of Directors recommends approval U.S AIRWAYS

0 20 40 60 80 100 120 140 160 2006 2007 2008 2009 2010 2011 2012 2013 Historical Brent Crude Oil ($/bbl) Post Merger Years Challenging For Industry Source: Bloomberg. Brent data is through 2Q13 Deep Recession / High Unemployment High and Volatile Fuel Prices 2.7% 1.9% -0.3% -3.1% 2.4% 1.8% 2.2% 1.9% 4.6% 4.6% 5.8% 9.3% 9.6% 8.9% 8.1% 7.5% 2006 2007 2008 2009 2010 2011 2012 2013E Historical Real GDP and Unemployment Real GDP (YOY) Unemployment Rate Significant challenges for the industry U.S AIRWAYS

The New US Airways Took Aggressive Action • Became consistent industry leader in: • On-time performance • Baggage handling • Completion factor • 99% of all capacity now flows through hubs in Charlotte, Washington, D.C., Philadelphia, and Phoenix • Generated $585 million in 2012 through ancillary revenue, up from $164 million in 2008 • Upgraded website • Interactive Voice Response • Choice Seats • Envoy/First Class Upgrades • Express First Class • Gate Readers • Gogo® Onboard Internet • Club renovations • Preferred Access U.S AIRWAYS Developed New Revenue Streams Invested in Customer Products & Services

And Produced Greatly Improved Financial Results (3.7%) 2.3% (6.4%) 3.9% 2005 2012 2012 vs. 2005 Pretax Margin* (excluding special items) Industry US Airways *Source: J.P. Morgan and company filings Industry defined as pro forma United (UAL+CAL), pro forma Delta (DAL+NWA), pro forma LUV (LUV+ AAI), JetBlue, and Alaska. Since 2005, US Airways’ margins have improved 10 pts and have gone from trailing the industry to being among the industry leaders U.S AIRWAYS

Merger with American Creating a Premier Global Carrier American Airlines U.S AIRWAYS

• Since the 2005 merger of America West-US Airways, other larger mergers have occurred – 2008: Delta-Northwest – 2010: United-Continental – 2011: Southwest-AirTran • These mergers have left US Airways and American Airlines with relatively smaller networks – a competitive disadvantage • The merger of US Airways and American Airlines eliminates this competitive disadvantage and creates a fourth strong competitor to United, Delta and Southwest Industry Developments American Airlines U.S AIRWAYS

#6 #5 #3 #4 #4 #5 Low Share High Share Source: YE 2Q12 Superset Domestic Revenue American + US Airways #1 on the East Coast, the largest and most lucrative region in the world + #3 #1 #1 • Our new domestic foundation will feed our international network, creating a world-class global airline Combined Company Has Network to Compete and Win Against Delta, United and Others American Airlines U.S AIRWAYS

Ownership Management and Board Structure Corporate Structure • Airline Name and Brand: American Airlines • Holding Co: American Airlines Group Inc. • Tom Horton: Chairman • Doug Parker: CEO • Board comprised of 5 AMR creditor representatives, 3 current AMR directors, 4 US Airways representatives • Industry leading management team • All-stock transaction • Combined 2012 revenue of $38.7 billion • Ownership:—72% AMR stakeholders—28% LCC shareholders Corporate Presence • Headquartered in Dallas-Fort Worth • Maintain a significant corporate and operational presence in Phoenix Merger Overview American Airways U.S AIRWAYS

• Creates a premier global carrier • Together, American and US Airways will be better equipped to compete and win against other global carriers • Enhances value for all financial stakeholders • Creates substantial synergies, generates greater financial strength and flexibility, and benefits from employee support, facilitating integration • Offers consumers more choices and better service • Expects to maintain all existing hubs and service to all destinations • A more robust global network with the ability to connect more passengers to more places • Additional investments in products and services to improve travel experience • Improved loyalty benefits by expanding opportunities to earn and redeem miles • Significant benefits for employees • New precedent for labor/management partnership within airline industry • Merger provides a path to improved compensation and benefits • Creates greater career opportunities for employees over the long term The New American Airlines American Airlines U.S AIRWAYS

• Combination creates substantial synergies for all financial stakeholders Shareholders and Stakeholders Will Benefit from the Merger Synergies (millions) Network Revenue Synergies $900 Cost Synergies $550 Labor Harmonization ($400) Total Synergies in 2015 ~$1,050 • One-time transition-related cash costs of ~$1.2B, spread over next three years • Integrate information technology platform • Standardize aircraft interiors, livery, airports and clubs • Achieve single operating certificate • Management severance and relocation, professional fees, etc. American Airlines U.S AIRWAYS

Merger Timeline Date Milestone February 14, 2013 • Merger Announced – project 3Q close March 27, 2013 • AMR Bankruptcy Court approval of merger agreement July 12, 2013 • US Airways shareholder approval Third Quarter 2013 • Department of Justice clearance • AMR Bankruptcy Court confirmation of Plan of Reorganization • Closing of Merger American Airlines U.S AIRWAYS

• Substantial synergies and significant upside potential drive superior value Shareholders and Stakeholders • New precedent for labor/management partnership within airline industry • Provides employees a path to improved compensation and benefits • Creates greater career opportunities for employees over long term Employees • More choices, increased service and enhanced travel experience across a larger worldwide network • Unparalleled benefits through the world’s largest airline loyalty program • Improved opportunities to earn and redeem miles across the combined network Customers • Results in no hub closures and enhances service and single-carrier access to a global network • Leading alternative for global corporate accounts Communities New American Airlines Offers Substantial Benefits for All Stakeholders American Airlines U.S AIRWAYS

Appendix

GAAP to non-GAAP Reconciliation GAAP to non-GAAP reconciliation Reconciliation of Pre-Tax Margin Excluding Special Items1 Year ended 12/31/12 Year ended 12/31/052 YoY Change ($ millions) Total Revenues 13,831 10,441 32.5% Pre-Tax Income as Reported 637 39 Pre-Tax Margin 4.6% 0.4% 4.2 pts Pre-Tax Income as Reported 637 39 Excluding Special Items: Mainline Special Items 34 23 Express Special Items 4—Nonoperating Special Items (138) (729) Pre-Tax Income Excluding Special Items 537 (667) Pre-Tax Margin Excluding Special Items 3.9% -6.4% 10.3 pts Notes: 1. Amounts may not recalculate due to rounding 2. Pro-forma AWA/US Air combined

Questions?